September 11, 2018

Mark Oliver
Chief Executive Officer, Treasurer, Chairman of the Board
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, NE 68506

       Re: Midwest Holding Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 000-10685

Dear Mr. Oliver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance